UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________ )

                       AREL COMMUNICATIONS & SOFTWARE LTD.
                                (Name of Issuer)

                       ORDINARY SHARES PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                    M14925107
                                 (CUSIP Number)

        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   11.18.2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Hagit & Shimon Klier
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power

Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially            331,822 Ordinary Shares
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power
Reporting
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -
                        331,822 Ordinary Shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     331,822 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     2.5% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Zvi Klier
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power -
                        107,102 Ordinary Shares
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power -
Reporting               107,102 Ordinary Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     107,102 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     0.81% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Niri Klier
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power -
                        100,000 Ordinary Shares
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power -
Reporting               100,000 Ordinary Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     100,000 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     0.76% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Ehud Klier
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power -
                        87,000 Ordinary Shares
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power -
Reporting               87,000 Ordinary Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     87,000 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     0.66% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Noam Klier
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power -
                        91,990 Ordinary Shares
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power -
Reporting               91,990 Ordinary Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     91,990 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     0.7% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

CUSIP No. M14925107

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Rachel Ben-nun
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) -
     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) -          [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization -
     Israeli
--------------------------------------------------------------------------------
                   7.   Sole Voting power -
                        235,329 Ordinary Shares
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power -
Beneficially
Owned              -------------------------------------------------------------
by Each            9.   Sole Dispositive Power -
Reporting               235,329 Ordinary Shares
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power -

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -
     235,329 Ordinary Shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) -
     1.8% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) -
     IN
--------------------------------------------------------------------------------

(1) As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Ordinary Shares nominal par value NIS 0.001 per share (the "Shares") of Arel Communications and Software Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Hayarden St. P.O. Box 76 Yavne 70600 Israel.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Hagit and Shimon Klier ("Hagit & Shimon"), Zvi Klier ("Zvi"), Niri Klier ("Niri"), Ehud Klier ("Udi"), Noam Klier ("Noam") and Rachel Ben-nun ("Rachel").

Hagit & Shimon are citizens of Israel. Hagit is a self employed interior designer and Shimon is a pensioner.

During the last five years, Hagit &Shimon have not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Hagit & Shimon's address is 4 Simtat Magal, Savyon, Israel.

Zvi, a citizen of Israel, is principally employed as a CEO of 3DV Systems, located in Yokneam, Israel.

During the last five years, Zvi has not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subzect to, federal or state securities laws, or finding any violations with respect to such laws.

Zvi's address is Hashomronim St., Tel Aviv, Israel.

Niri, a citizen of Israel, is principally employed as CEO of CDCOIN.COM Ltd., located in Savyon Israel.

During the last five years, Niri has not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Niri's address is 13 Har Dafna St., Savyon, Israel.

Ehud, a citizen of Israel, is principally employed as CEO of Normat, located in Neve Yarak, Israel.

During the last five years, Ehud has not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Ehud's address is 33 Fireberg St., Tel Aviv, Israel.

Noam, a citizen of Israel, is principally employed as a programmer with Bynet Software Systems.

During the last five years, Noam has not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Noam's address is 4 Simtat Magal, Savyon, Israel.

Rachel, a citizen of Israel, is principally employed as an in-house consultant with Airrspan (previously Arelnet CEO), located in Yavne, Israel.

During the last five years, Rachel has not been (i) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Rachel's address is7 Kaplansky St., Rishon Le-zion, Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

On November 18, 2005, the Reporting Persons entered into a Memorandum of Agreement (the "MOU") with CYMI Private Equity II, LLC ("CYMI"). Pursuant to the MOU, the Reporting Persons have agreed to cooperate with CYMI effecting a going private transaction involving the Issuer (the "Arrangement") and obtaining all required legal approvals in connection with the arrangement. In addition CYMI has agreed that, upon the demand of any Reporting Person during the 30 months period following the consummation of the Arrangement, CYMI shall purchase the shares of the Issuer of such Reporting Person set forth in the MOA at the same price per share paid for the Issuer shares in the Arrangement. CYMI has also agreed that any financing up to the aggregate of $7.5 million provided to the Issuer by CYMI (or any of its affiliates) following the consummation of the Arrangement (excluding any financing provided in connection with the Arrangement) shall be made in the form of debt and not equity. Further, CYMI has agreed that, in the event that following the consummation of the Arrangement, CYMI (or any of its affiliates) makes additional investment in the Issuer or sells any shares of the Issuer held by it (other than to an affiliate) CYMI shall offer the Reporting Persons the opportunity to participate in such investments on a pro rata basis or tag along rights, as the case may be. Shimon has also agreed to resign from the board of directors of the Issuer following the consummation of the Arrangement and CYMI has agreed to provide Shimon, for as long as the Issuer remains a private company, certain quarterly financial information and other information rights relating to the Issuer. The forgoing description of the MOA does not purport to be complete and is qualified in its entirely by reference to such MOA, a copy of which is attached hereto as Exhibit C and incorporated in reference herein.

The Reporting Persons may, at any time and from time to time, review or consider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in this Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Hagit & Shimon are the beneficial owners of 331,822 Shares, which constitute approximately 2.5% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005.

Hagit & Shimon have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 331,822 Shares currently beneficially owned by them.

Shimon ceased to be a beneficial owner of more than 5% of the Shares on May 1st 2000.

Zvi is the beneficial owner of 107,102 Shares, which constitute approximately 0.81% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005.

Zvi has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 107,102 Shares currently beneficially owned by him.

Niri is the beneficial owner of 100,000 Shares, which constitute approximately 0.76% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005.

Niri has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 100,000 Shares currently beneficially owned by her.

During the past 60 days Niri has purchased 16,000 Shares of the Issuer in the stock market, at prices ranging between 1.35$ to 1.4$ per share.

Ehud is the beneficial owner of 87,000 Shares, which constitute approximately 0.66% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005. Ehud has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 87,000 Shares currently beneficially owned by him.

Noam is the beneficial owner of 91,990 Shares, which constitute approximately 0.7% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005. Noam has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 91,990 Shares currently beneficially owned by him.

Rachel is the beneficial owner of 235,329 Shares, which constitute approximately 1.8% of the 13,241,916 Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, which was filed on 6.28.2005.

Rachel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 235,329 Shares currently beneficially owned by her.

CYMI holds 4,377,389 shares of the Issuer. By virtue of the MOA, CYMI may be deemed to have formed a "group" with the Reporting Persons for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the promulgated thereunder. In the aggregate, the Shares beneficially owned by CYMI, together with the Shares beneficially owned by the Reporting Persons, equals 5,420,632 Shares, which represents approximately 40.9% of the Issuer's outstanding Shares.

The statement in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Shares other than those Shares over which the Reporting Person has voting and dispositive power, as reported herein. Each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other party, and expressly disclaims the existence of a group other than the group constituted among the Reporting Persons for purposes of the MOA ad hoc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The matters set forth in Items 4 and 5 of this Schedule 13D are incorporated in this Item 6 by reference as is fully set forth herein.

In addition it should be noted that Hagit & Shimon are the parents of Zvi, Niri, Ehud and Noam, however they have no contracts, arrangement or understandings regarding the Shares other than those described in Items 4 and 5 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement

Exhibit B - A table describing the total amount of shares held by each of the Reporting Persons, the amount of shares to be sold to as part of the Arrangement, and the amount of shares that may be sold to CYMI by each of the Reporting Persons should it decide to use its put option.

Exhibit C - MOA among the Reporting Persons and CYMI.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Date                   Date                       Date

         Signature               Signature                 Signature

    Hagit & Shimon Klier         Zvi Klier                 Niri Klier


            Date                   Date                       Date

         Signature               Signature                 Signature

         Udi Klier              Noam Klier               Rachel Bin-nun

The Original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person). Evidence of the representative's authority to sign on behalf of such person shall be filed with the statement` provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)